Exhibit 3.2

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

WHOLE FOODS MARKET, INC.

ARTICLE 1. NAME

The name of this corporation is Whole Foods Market, Inc.

ARTICLE 2. REGISTERED OFFICE AND AGENT

The address of the registered office of this corporation is 211 E. 7th Street, Suite 620, Austin, Texas 78701-3218, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE 3. PURPOSES

The purpose of this corporation is to engage in any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

ARTICLE 4. SHARES

The total number of shares the corporation is authorized to issue is 100 shares of common stock having a par value of $.01 per share.

ARTICLE 5. BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, subject to the power of the shareholders to amend or repeal such Bylaws. The shareholders shall also have the power to adopt, amend or repeal the Bylaws for this corporation.

ARTICLE 6. DIRECTORS

Written ballots are not required in the election of Directors. The number of directors constituting the Board of Directors shall be provided for in the Bylaws for this corporation. The names and addresses of the persons who are now serving as Directors of this corporation are:

Name	Address

Michael D. Deal	211 E. 7th Street, Suite 620
Austin, Texas 78701-3218

ARTICLE 7. WRITTEN CONSENT OF SHAREHOLDERS

Any action required by the Texas Business Organizations Code to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if one or more written consents setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

ARTICLE 8. PREEMPTIVE RIGHTS

Preemptive rights shall not exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE 9. CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this corporation.

ARTICLE 10. AMENDMENTS TO CERTIFICATE OF FORMATION

This corporation reserves the right to amend or repeal any of the provisions contained in this Certificate of Formation in any manner now or hereafter permitted by law, and the rights of the shareholders of this corporation are granted subject to this reservation.

ARTICLE 11. LIMITATION OF DIRECTOR LIABILITY

No Director of this corporation shall be liable to this corporation or its shareholders for an act or omission in such capacity as a Director except liability resulting from:

1.	A breach of the Director’s duty of loyalty to this corporation or its shareholders;

2.	An act or omission not in good faith that involves intentional misconduct or a knowing violation of the law;

3.	A transaction from which the Director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director’s office;

4.	An act or omission for which the liability of the Director is expressly provided for by a statute; or

5.	An act related to an unlawful stock repurchase or payment of a dividend.

ARTICLE 12. INDEMNIFICATION

This corporation shall, to the full extent permitted by applicable law, indemnify any person who was or is a party to or is threated to be made a party to any threatened, pending or contemplated action, suit or proceeding by reason of the fact that such person is or was an officer or Director of this corporation.

ARTICLE 13. BUSINESS COMBINATIONS WITH AFFILIATED SHAREHOLDERS

This corporation expressly elects not to be governed by Title 2, Chapter 21 Subchapter M of the Texas Business Organizations Code.

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